Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated November 8, 2011
Relating to Preliminary Prospectus Supplement dated November 7, 2011
Registration Statement No. 333-171697
Energy Transfer Partners, L.P.
Pricing Term Sheet
13,250,000 Common Units Representing Limited Partner Interests

Issuer:	Energy Transfer Partners, L.P.

Symbol:	NYSE: ETP

Units offered:	13,250,000 common units

Price to public:	$44.67 per common unit

Option to purchase additional units:	1,987,500 common units

Trade date:	November 8, 2011

Closing date:	November 14, 2011

CUSIP:	29273R109

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC UBS Securities LLC

Co-Managers:	Raymond James & Associates, Inc.
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated
Morgan Keegan & Company, Inc.
Oppenheimer & Co. Inc.
Stifel, Nicolaus & Company, Incorporated
Wunderlich Securities, Inc.
Revised Prospectus Disclosure
The first paragraph under the heading “Acquisition of LDH Energy Asset Holdings LLC” on p. S-5 of the preliminary prospectus supplement is hereby replaced in its entirety with the following:
     On March 22, 2011, we and Regency announced that ETP-Regency Midstream Holdings, LLC, or ETP-Regency LLC, a joint venture owned 70% by us and 30% by Regency, had entered into a purchase agreement with Louis Dreyfus Highbridge Energy LLC, pursuant to which ETP-

Regency LLC agreed to acquire all of the membership interests in LDH Energy Asset Holdings LLC. This transaction, which we refer to as the LDH Acquisition, was completed on May 2, 2011 for $1.98 billion in cash. Following the closing of the LDH Acquisition, ETP-Regency LLC was renamed Lone Star NGL LLC, or Lone Star. We and Regency have each made an initial capital contribution to Lone Star in proportion to our respective equity interests to fund the purchase price for the LDH Acquisition. Lone Star will be managed by a two-person board of directors, with us and Regency each having the right to appoint one director.
The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC’s online database (EDGAR) on the SEC web site at http://www.sec.gov.
Copies of the prospectus supplement and accompanying prospectus relating to this offering may also be obtained by contacting any of the underwriters: BofA Merrill Lynch, Attn: Prospectus Department, 4 World Financial Center, New York, NY 10080, Email: dg.prospectus_requests@baml.com, Telephone: 866-500-5408; Barclays Capital c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Email: Barclaysprospectus@broadridge.com, Telephone: 888-603-5847; Credit Suisse, Attn: Prospectus Dept., One Madison Avenue, New York, NY 10010, Telephone: 800-221-1037; Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, Telephone: 866-471-2526, Email: prospectus-ny@ny.email.gs.com; J.P. Morgan c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 866-802-9204; or UBS Investment Bank, Attn: Prospectus Dept., 299 Park Avenue, New York, NY 10171, Telephone: 888-827-7275.